Item 77D

Policies with respect to security investments

At a meeting of the Board of Trustees (the "Board") of the BNY Mellon Funds Trust (the "Trust") held on December 4, 2012, the Board approved changes to the investment policies of BNY Mellon Mid Cap Multi-Strategy Fund with respect to the Geneva Mid Cap Growth Strategy, effective March 21, 2013.  The changes are more particularly described in a Supplement dated March 21, 2013 to the Trust's Prospects dated December 31, 2012 and filed on that date with the Securities and Exchange Commission, which is incorporated herein by reference.